UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month

November  2004

Commission File Number

0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  [X]   Form 40 F  [  ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]        No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Material Change Report for news releases dated November 11, 2004

DESCRIPTION:

Queenstake Resources Reports Third Quarter Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      QUEENSTAKE RESOURCES LTD.

                                        (Registrant)

Date  November 11, 2004

                                         By

“John F. (Jack) Engele” (signed)

                                        (Signature)

John F. (Jack) Engele, Vice President Finance

MATERIAL CHANGE REPORT

Unless otherwise stated, all dollar amounts in this Material Change Report refer to United States dollars.

            1.         Name and Address of the Company

Queenstake Resources Ltd.
999 18th Street, Suite 2940

Denver, Colorado 80202 USA

2.        Date of Material Change

November 11, 2004

3.        News Release

The date and place(s) of issuance of the news release are as follows:

November 11, 2004

The Press Release was released to The Toronto Stock Exchange being the only exchange upon which the shares of the Issuer are listed, and through various other approved public media.

4.        Summary of Material Change(s)

Queenstake Resources Ltd. (the "Company") reports its third quarter financial and operating results.  Unless otherwise stated, all dollar amounts in this Material Change Report refer to United States dollars.

5.        Full Description of Material Change

Gold production in the three months ended September 30, 2004 was 73,070 ounces while gold sales totaled 71,210 ounces, leading to revenues of $28.0 million at an average gold price of $402 per ounce.  All production is sold at spot price.  Production for the quarter was derived from 358,600 tons of ore at an average grade of 0.224 ounces per ton and a process recovery of 91.1%.  Cash operating costs were $303 per ounce.  The Company reported a net loss of $5.4 million ($0.01 per share) and $17.6 million ($0.05 per share) for the three and nine-month periods ended September 30, 2004, respectively.

Mining through the third quarter averaged approximately 3,250 tons per day; ore processing averaged approximately 3,930 tons per day at an average grade of 0.224 ounces per ton of gold (opt).  Ore processing included an average of 680 tons per day of lower grade materials stockpiled by the former owners.  Although processing lower grade stockpile ore has the effect of reducing the average grade processed, treatment of the stockpile is commercially viable and has positive effects on the metallurgical performance of the processing plant.

Gold production for the three-month period ended September 30, 2004 was 73,070 ounces compared to 81,590 ounces for same period in 2003.  Third quarter 2004 production is lower principally because characteristics of the ore mined in 2004 required lower mill throughput to better control roaster temperature.

Several of the factors that affect production levels, such as the number of available working places in the mines, equipment availability and productivity have been improving.  Although gold production for the period was approximately 6% below expectations, production for the quarter increased 20% relative to the second quarter and 50% relative to the first quarter.  Production in the fourth quarter is expected to approximate 75,000 ounces.

Jerritt Canyon Operations Data

	Three months ended	Three months ended	Nine months ended
	September 30, 2004	September 30, 2003	September 30, 2004
Gold ounces produced	73,070	81,590	182,949
Gold ounces sold	71,210	73,891	180,928
Average sales price per ounce	$ 402	$ 365	$ 401
Cash operating costs per ounce	$ 303	$ 247	$ 337
Ore tons mined	296,474	296,305	823,709
Tons processed	358,600	397,663	974,214
Grade processed (opt)	0.224	0.229	0.214
Process recovery	91.1%	90.0%	87.7%
The Company acquired the Jerritt Canyon Mine on June 30, 2003; consequently comparisons to the nine-month period ended September 30, 2003 are not meaningful.

The Company reported a net loss of $5.4 million ($0.01 per share) and $17.6 million ($0.05 per share) for the three and nine-month periods ended September 30, 2004, respectively.  The principal components of this loss are illustrated in the attached Consolidated Statements of Loss.

Third quarter revenues of $28.0 million were generated from the sale of 71,210 ounces of gold.  The average gold price realized was $402 per ounce.  Revenue is net of a $0.7 million premium cost of gold put options which expired during the quarter.  Revenues for the same period in 2003 were $26.4 million generated from the sale of 73,891 ounces and an average realized price of $365.

Total cash operating costs were substantially as expected during the first six months of 2004. Increases in electricity and commodity prices, together with one-time processing plant maintenance costs resulted in approximately a 10% increase in total cash operating costs through the three-month period ended September 30, 2004.  Cash operating costs on a per-ounce basis for the three-month period ended September 30, 2004, at $303, demonstrated progressive improvement over the prior two quarters of 2004, principally as a result of progressively improving gold production.  Of the $56 per ounce increase in cash operating costs from $247 per ounce in the third quarter of 2003 to $303 per ounce for the same period in 2004, approximately half of the increase is attributed to the lower 2004 gold production; the remainder is attributable to increased operating costs.

Cash operating costs are expected to improve to $285 to $295 per ounce for the remaining three months of the year and to average $315 to $325 per ounce for the full year.

Depreciation, depletion and amortization (“DD&A”), are substantially all associated with the Jerritt Canyon Mine.  These costs were as expected.  DD&A was $5.3 million for the three month period ended September 30, 2004 compared to DD&A cost of $5.4 million for the same period in 2003.  The effect on DD&A of the additional capital invested in 2004 is offset by the effect of the increased proven and probable reserves at the end of 2003.

Exploration expense for the three and nine-month periods ended September 30, 2004 was incurred for target generation and follow-up within the Jerritt Canyon District.  The Company had not begun its District-wide exploration programs in 2003.  General and administrative costs are associated with the Company’s executive offices; the increase in costs incurred during the three months ended September

30, 2004 compared to the same period in 2003 results from the evolution of the Company into a mid-tier gold producer.

Interest expense for the three and nine-month periods ended September 30, 2004, results from the term loan used to complete the acquisition of the Jerritt Canyon Mine, as well as from other notes and capital leases assumed in the Jerritt Canyon acquisition.  Interest expense during the three and nine-month periods includes a non-cash component of $0.9 million and $4.4 million, respectively, comprised principally of amortization of costs incurred in arranging the term loan and accretion of interest related to certain deferred amounts owing to the vendors of the Jerritt Canyon Mine.  Interest costs incurred during the three-month period ended September 30, 2003 were associated principally with the $20 million term loan which had been arranged in relation to the acquisition of the Jerritt Canyon Mine.  The term loan and all related deferred payments to the vendors of the Jerritt Canyon Mine were all settled in the quarter.  The Company therefore expects future interest expense to be significantly reduced.

For the three-months ended September 30, 2004, operating activities provided cash of $2.9 million; during the nine-months ended September 30, 2004, operating activities provided cash of $5.3 million.  The Company’s cash flow from operating activities is influenced principally by gold production and gold prices realized.  Gold production through the remaining three months of the year is expected to be higher than the production levels achieved during each of the first three quarters of 2004, consequently the Company believes that cash from operating activities will also increase during the fourth quarter, relative to the prior three quarters.  Cash flow of $2.9 million provided by operating activities during the three months ended September 30, 2004 is less than the $7.2 million provided by operations for the same period in 2003; the decrease results from lower gold production, partially offset by higher gold prices realized in 2004, and higher costs incurred in 2004.

The Company invested $9.8 and $16.8 million in the Jerritt Canyon Mine during the three and nine-month periods ended September 30 2004, respectively, principally in underground mine development and reserve expansion programs and in purchasing and refurbishing plant and equipment.  The Company anticipates investing approximately an additional $6.0 million in similar programs through the remainder of the year.  The Company anticipates funding these programs from current working capital and with cash generated from operating activities.  For life-of-mine capital requirements, the Company expects to seek appropriate debt and/or equity financing.  At September 30, 2004, the Company had working capital of $0.6 million, including $2.5 million in cash.

At the new Steer Mine at Jerritt Canyon, delineation drilling is proceeding and in some areas, development of newly defined ore shapes is providing some development ore.  Within the Smith Mine, development toward the new Mahala reserve is progressing on schedule and has reached the main part of the ore zone.  Definition drilling has begun and is being expanded on development progressing parallel to the main ore zone.  Good progress is being made in further developing two new areas within the SSX Mine: Zone 1 and Zone 5 (Zone 5 is in the western side of the SSX reserve, adjacent to the approaching Steer decline). SSX comprises approximately 50% of the current Jerritt Canyon proven and probable reserve estimate.

As planned, the small remaining reserve at the MCE Mine was mined out during the third quarter.

The Company’s 2004 exploration programs are expected to total $9.9 million.  Of this, approximately $5.9 million is for district-scale exploration, and will be expensed for accounting purposes; $4.9 million of this amount has already been expensed.  The remaining $4.0 million is for reserve expansion and will be capitalized.  The Starvation Canyon area, which earlier this year yielded encouraging drill intersections, continues to be a primary focus of exploration activity, with numerous other areas, particularly near-mine targets, being drill tested as well.

6.        Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.        Omitted Information

Not Applicable

8.        Executive Officer

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

John F. (Jack) Engele, Chief Financial Officer
Queenstake Resources Ltd.
999 18th Street, Suite 2940
Denver, CO 80202
PHONE:  (303) 297-1557 (ext. 111)

9.        Date of Report

DATED at Denver, Colorado, this 11th day of November 2004.

CONSOLIDATED STATEMENTS OF LOSS
			Nine months Ended
Unaudited	Three months ended
	September 30, 2004	September 30, 2003	September 30, 2004
Gold sales	$ 28.0	26.4	$ 70.6
Costs and expenses
Operating costs	22.6	18.3	62.3
Depreciation, depletion and amortization	5.3	5.4	13.8
Exploration	3.2	-	5.0
General and administrative	1.2	0.5	2.5
	32.3	24.2	83.6
Loss from operations	(4.3)	2.2	(13.0)
Other (income) expense, net	-	0.1	(0.7)
Stock-based compensation	0.2	-	0.3
Interest expense	1.0	1.6	4.9
Foreign exchange (gain) loss	(0.1)	0.4	0.1
Provision for impairment of Magistral JV	-	6.1	-
Net loss	($ 5.4)	($ 5.9)	($ 17.6)

Net loss per share – basic and diluted	($0.01)	($0.02)	($0.05)